BP 3/13 *



SECURI[illegible] ON



07004100

ANNU[illegible] RT

# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 65377 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guidance Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11109 Sunset Hills Road, Suite 200
(No. and Street)

| Reston | VA | 20190 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Prabir Datta 212-750-0313
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

| 1800 Tysons Blvd, | McLean | VA | 22102 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

3

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/14

## OATH OR AFFIRMATION

I, Prabir Datta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guidance Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public Comm. Exp 04-30-2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2007
WASH. D.C.
186
SECTION

# Guidance Securities, LLC

**Statement of Financial Condition**
**Pursuant to Rule 17a-5 of the**
**Securities and Exchange Commission**
**As of and for the years ended December 31, 2006 and 2005**

# GUIDANCE SECURITIES, LLC
## Index

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |



# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11109 Sunset Hills Road, Suite 200
(No. and Street)

Reston (City) VA (State) 20190 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Prabir Datta 212-750-0313
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1800 Tysons Blvd, (Address) McLean (City) VA (State) 22102 (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Prabir Datta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guidance Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President.

Title

Notary Public Comm. Exp 04-30-2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**PricewaterhouseCoopers LLP**
1800 Tysons Boulevard
McLean, VA 22102-4261
Telephone (703) 918 3000
Facsimile (703) 918 3100

## Report of Independent Auditors

To the Board of Directors and Shareholder of
Guidance Securities, LLC:

In our opinion, the accompanying Statement of Financial Condition and related statements of operations, of changes in member's equity and of cash flows present fairly, in all material respects, the financial position of Guidance Securities LLC (the "Company") at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is a wholly owned subsidiary of Guidance Financial Group, LLC ("the Parent") which is a wholly owned subsidiary of CG (IFS), Inc. As disclosed in Note 1 of the financial statements, the Company has extensive transactions and relationships with certain affiliated companies. The financial position of the Company may not be indicative of that which would have been had the Company operated independently.

PricewaterhouseCoopers LLP

February 23, 2007

## GUIDANCE SECURITIES, LLC
### Statements of Financial Condition
### As of December 31, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| **Assets** | | |
| Cash | $ 9,508 | $ 8,361 |
| Due from affiliate | 20 | 797 |
| Deposits | 472 | 627 |
| Prepaid expenses | - | 215 |
| Total assets | $ 10,000 | $ 10,000 |
| | | |
| Commitment and contingencies (Note 6) | | |
| | | |
| **Members' equity** | | |
| Members' equity | $ 10,000 | $ 10,000 |
| Total members' equity | $ 10,000 | $ 10,000 |

*See accompanying notes to financial statements.*

## 1. Organization

Guidance Securities, LLC (the "Company") is an introducing broker-dealer headquartered in Reston, Virginia. The Company is a Delaware limited liability company formed on March 25, 2002, and is a wholly-owned subsidiary of Guidance Financial Group, LLC (the "Parent") which is a wholly-owned subsidiary of CG (IFS), Inc. The Company was formed to distribute Islamic Shari'ah compliant financial products and services to Islamic and ethnically-conscious investors in the United States.

The Company was capitalized on March 25, 2002 by a $10,000 capital contribution from the Parent. The Company is dependent upon borrowings and capital contributions from the Parent to fund operating activities.

The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. ("NASD") and intends to provide distribution services for an affiliate, Guidance Investments Mutual Funds, which are advised by another affiliate, Guidance Investments, LLC. The Company may also participate in direct private placement activities.

The Company is a member of a group of affiliated entities. The Parent, per an Expense Reimbursement Agreement, has agreed to assume liability for all expenses incurred by the Company. At December 31, 2006 and 2005 the Parent had assumed $32,397 and $25,376, respectively.

## 2. Significant Accounting Policies

The accounting policies that materially affect the determination of financial position, results of operations and cash flows are summarized below. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and cash equivalents**
Cash consists of cash and cash equivalents held in banks with original maturities of three months or less when purchased. The Company maintains its own cash accounts, which are periodically funded with capital contributions from its affiliates. For purposes of the statements of cash flows, capital contributions from affiliates are considered cash.

**Deposits**
Deposits consist of amounts deposited with the NASD. These deposits will be drawn down from time to time by the NASD in satisfaction of license and other Company expenses owing to the NASD.

**Prepaid expenses**
Prepaid expenses consist of prepaid insurance costs. The Company defers and amortizes the prepaid insurance costs on a straight-line basis over the life of the insurance contract.

**Income taxes**
The accompanying financial statements contain no provision for federal and state income taxes. In accordance with the Internal Revenue Code and the Company's operating agreement, all Federal and state income tax liabilities and/or tax benefits are passed through to the equity member. The Company's tax return and the amount of allocable profits or losses are subject to examination by federal and state taxing authorities. If such examinations result in changes to company profits and losses, the tax liability of the member could be changed accordingly.

**Fair value of financial instruments**
SFAS No. 107, Disclosure about Fair Value of Financial Instruments, requires the Company to disclose fair value information about financial instruments for which it is practicable to estimate fair value, whether or not such financial instruments are recognized on the balance sheet. The estimated fair values of the Company's financial instruments approximate their carrying amounts.

## 3. Customer transactions

Customer securities transactions are processed directly through various fund companies on a fully disclosed basis. The fund companies reflect all customer securities transactions on their books and record transactions in accounts that are carried in the names of the customers. Accordingly, the Company does not hold funds for, or owe funds to, its customers. The Company is currently exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers." As discussed in Note 1, the Company limits its activities to the management of certain alliance relationships of an affiliate.

The Company did not perform any customer securities transactions during 2006 or 2005.

## 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 8:1 during the initial year of operations and 15:1 thereafter.

At December 31, 2006 and 2005, the Company had net capital of $9,508 and $8,361, respectively, which was $4,508 and $3,361, respectively in excess of its required capital of $5,000.

The Company's ratio of aggregate indebtedness to net capital at December 31, 2006 and 2005 was 0:1

## 5. Commitments and Contingencies

As discussed in Note 3, the Company's customer securities transactions are introduced on a fully disclosed basis with various fund companies. The fund companies carry the accounts of the Company's customers and are responsible for execution and collection and payment of funds relative to these transactions. The Company seeks to minimize the risks associated with its introducing activities through policies and procedures designed to monitor the investment recommendations of its licensed representatives as well as the contractual terms and conditions of its agreements with fund companies.



**PricewaterhouseCoopers LLP**
1800 Tysons Boulevard
McLean, VA 22102-4261
Telephone (703) 918 3000
Facsimile (703) 918 3100

**Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5**

To the Board of Directors and Member of
Guidance Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Guidance Securities, LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Associate of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2007

